pacific booker minerals inc.
#1103 - 1166 Alberni Street Vancouver, BC V6E 3Z3
Telephone: (604) 681-8556	Toll Free: 1-800-747-9911	Fax: (604) 687-5995
Email: info@pacificbooker.com	Symbols: bkm-tsx venture / pbmlf-OTC	Website: pacificbooker.com

NEWS RELEASE

TSX Venture Exchange Symbol - BKM

OTC - PBMLF

CUSIP #69403 R 10 8

Pacific Booker Minerals Inc. Announces AGM Results

Vancouver BC,  July 9, 2018:  Pacific Booker Minerals Inc held its Annual General Meeting on June 28, 2018 in the Company’s corporate office in Vancouver.  A total of 62 shareholders were represented in person or by proxy, representing 27.5% of our issued and outstanding shares.  All nominated directors were re-elected to the board and all resolutions passed with more than 90% of the voting “for” the resolutions.

Pacific Booker Minerals’ 20-F Annual Report for the year ended January 31, 2018 has been filed on the US Securities and Exchange Commission’s EDGAR website and is available on our website at http://www.pacificbooker.com/financials.htm.  If you would prefer to receive a copy sent by regular mail, please complete the request area on that page.

The Company has also been made aware of an online video posted by Raven Trust to raise funds for a legal challenge to “Save the Morrison”.  PBM has sent a letter to Raven Trust to make them aware of some incorrect or misleading statements in the video and the text presented.  The video can be found at:  https://raventrust.com/save-morrison-lake/.

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On Behalf of the Board of Directors

“John Plourde”

John Plourde

President/CEO & Director

No regulatory authority has approved or disapproved the information contained in this news release.  This release includes certain statements that may be deemed “forward-looking statements”.  All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, statements are not guarantees of future performance and actual results or developments may differ materially from the forward-looking statements.  Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploration successes, continued availability of capital and financing, general economic, market or business conditions.  Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.